Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 19, 2019

Relating to Preliminary Prospectus dated June 10, 2019

Registration No. 333-231754

7,353,000 Shares

Common Stock

This free writing prospectus relates to the initial public offering of shares of common stock of Prevail Therapeutics Inc. (the “Company”). On June 10, 2019, the Company filed Amendment No. 1 to its Registration Statement on Form S-1 (Registration No. 333-231754) (the “Preliminary Prospectus”) relating to its initial public offering. The Preliminary Prospectus may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1714798/000119312519168749/d673777ds1a.htm

The following information updates the information contained in the Preliminary Prospectus. This free writing prospectus should be read together with the Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. Unless the context otherwise requires, the terms “we,” “us” and “our” in this free writing prospectus refer to Prevail Therapeutics Inc.

The following information updates the disclosure set forth in the Preliminary Prospectus under the fourth paragraph in the section titled “Risk Factors—Third parties may assert claims against us alleging infringement of their patents and proprietary rights, or we may need to become involved in lawsuits to defend or enforce our patents, either of which could result in substantial costs or loss of productivity, delay or prevent the development and commercialization of our product candidates, prohibit our use of proprietary technology or sale of products or put our patents and other proprietary rights at risk.”:

For example, on June 7, 2019, we received a letter on behalf of Alector, a biopharmaceutical company employing antibodies for the treatment of neurodegeneration, stating concerns regarding whether confidential information of Alector was used in connection with work on behalf of our company and patents and patent applications filed on behalf of our company, as well as alleging that Alector has certain rights to our patents and patent applications. On June 18, 2019, following our response to Alector’s claims, Alector served Dr. Abeliovich with a demand for arbitration in which it made similar allegations to those stated in its letter to us on June 7, 2019. In the demand, Alector is seeking relief from Dr. Abeliovich in the form of monetary damages, equitable relief in the form of an injunction against Dr. Abeliovich’s activities that may involve Alector’s confidential information and an assignment to Alector of rights to certain of our patents and patent applications. We believe the demand for arbitration, these allegations of wrongdoing and Alector’s claims of rights to any of our intellectual property and requested forms of relief are without basis or merit, as our gene therapy programs and underlying patents and patent applications were based on work done by Dr. Abeliovich derived from publicly available information or from work outside of and wholly separate from any matters on which he consulted for Alector or information he received while consulting for Alector. We and Dr. Abeliovich intend to vigorously defend this demand for arbitration and any claim or lawsuit making allegations relating to these matters. In addition, we and Dr. Abeliovich also intend to evaluate any and all potential remedies and counterclaims against Alector to the extent we or Dr. Abeliovich suffer damages resulting from Alector’s actions, claims or demands. However, there can be no assurance regarding any resolution or the outcome of these matters.

The Company has filed a registration statement (including a preliminary prospectus) on Form S-1 with the U.S. Securities and Exchange Commission (“SEC”) for the offering for which this communication relates. Before you invest, you should read the preliminary prospectus in the registration statement for the offering for which this communication relates and other documents the Company files with the SEC for more complete information about the Company and this offering. You may obtain those documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the preliminary prospectus may also be obtained by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attention: Prospectus Department or by email at dg.prospectus_requests@baml.com; or Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, telephone: 1-631-274-2806, or email: PostSaleManualRequests@broadridge.com.